AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

July 6, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Gowetski and Mary Beth Breslin

AltC Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-254263)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of 46,000,000 shares of Class A common stock, $0.0001 par value, of AltC Acquisition Corp. (the “Company”) be accelerated to July 7, 2021 at 4:00 PM ET or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Barbra Broudy of Weil, Gotshal & Manges LLP at (212) 310-8744.

*****

Very truly yours,

AltC Acquisition Corp.

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer